APACHE CORPORATION
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4000
713-296-6000
October 1, 2010
VIA FACSIMILE: 202.772.9368
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628
Attn: Sean Donahue

Re:	Registration Statement on Form S-4 (File No. 333-166964) of Apache Corporation
Ladies and Gentlemen:
     On behalf of Apache Corporation (“Apache”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 11:00 a.m., Washington, D.C. time, on Tuesday, October 5, 2010, or as soon thereafter as practicable. Apache hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Apache from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	Apache may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, Apache Corporation
By:	/s/ Rebecca A. Hoyt
	Name:	Rebecca A. Hoyt
	Title:	Vice President and Controller